SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

XBP Europe Holdings, Inc.

(f/k/a CF Acquisition Corp. VIII)

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

98400V 101

(CUSIP Number)

Howard W. Lutnick

110 East 59th Street

New York, New York 10022

(212) 938-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98400V 101

1	Names of Reporting Person. CFAC Holdings VIII, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 7,087,580 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 7,087,580 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,087,580
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.2%
14	Type of Reporting Person OO

(1)	Consists of (a) 6,702,580 shares of the Issuer’s common stock, par value $0.0001 per share (“Common Stock”), which consists of (i) 494,600 shares of Common Stock, representing the same number of Class B common stock, par value $0.0001 per share, of the Issuer (“Class B Common Stock”) held by CFAC Holdings VIII, LLC (the “Sponsor”) immediately prior to the Closing (as defined below) after taking into account the forfeiture of 733,400 such shares by the Sponsor upon Closing, (ii) 5,000,000 shares of Common Stock, representing the same number of shares of Class A common stock, par value $0.0001 per share, of the Issuer (“Class A Common Stock”) held by the Sponsor immediately prior to the Closing, which shares were converted from the same number of shares of Class B Common Stock in March 2023 (together with the shares described in clause (a)(i) above, the “Founder Shares”), (iii) 537,500 shares of Common Stock, representing the same number of shares of Class A Common Stock held by the Sponsor immediately prior to the Closing after giving effect to (x) the acquisition by the Sponsor in March 2021 pursuant to the Purchase Agreement of 540,000 units of the Issuer (the “Placement Units”), which units included 540,000 shares of Class A Common Stock (“Placement Shares”), and (y) the transfer of 2,500 Placement Shares by the Sponsor to a former director of the Issuer in March 2022 in connection with his service as a director of the Issuer, (iv) 420,480 Non-Promote Forward Purchase Shares (as defined below), and (v) 250,000 Promote Forward Purchase Shares (as defined below), and (b) 385,000 shares of Common Stock underlying an equal number of warrants to purchase shares of Common Stock (each, a “Warrant”) which are exercisable within 60 days, which Warrants consists of (i)135,000 Warrants underlying the 540,000 Placement Units, and (ii) 250,000 Warrants issued to the Sponsor at Closing pursuant to the Forward Purchase Contract (as defined below).

CUSIP No. 98400V 101

1	Names of Reporting Person. Cantor Fitzgerald, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 7,087,580 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 7,087,580 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,087,580
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.2%
14	Type of Reporting Person PN

(1)	Represents shares directly owned by the Sponsor as described above.

CUSIP No. 98400V 101

1	Names of Reporting Person. CF Group Management, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 7,087,580 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 7,087,580 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,087,580 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.2%
14	Type of Reporting Person CO

(1)	Represents shares directly owned by the Sponsor as described above.

CUSIP No. 98400V 101

1	Names of Reporting Person. Howard W. Lutnick
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 7,087,580 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 7,087,580 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,087,580 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.2%
14	Type of Reporting Person IN

(1)	Represents shares directly owned by the Sponsor as described above.

SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2021 (the “Original Schedule 13D”) by CFAC Holdings VIII, LLC, a Delaware limited liability company (the “Sponsor”), Cantor Fitzgerald, L.P., a Delaware limited partnership (“Cantor”), CF Group Management, Inc., a New York corporation (“CFGM”) and Howard W. Lutnick (collectively, the “Reporting Persons”) relating to their beneficial ownership in XBP Europe Holdings, Inc. (f/k/a CF Acquisition Corp. VIII) (the “Issuer”). Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Schedule 13D.

This Amendment is being filed in connection with the closing (the “Closing”) of the transactions (collectively, the “Business Combination”) contemplated by that certain Agreement and Plan of Merger, dated October 9, 2022 (as the terms and conditions therein may be amended, modified or waived from time to time, the “Merger Agreement”), by and among the Issuer, Sierra Merger Sub Inc., a Delaware corporation, BTC International Holdings, Inc., a Delaware corporation (“BTC International”), and XBP Europe, Inc., a Delaware corporation (“XBP Europe”). In connection with the Closing, among other things, (i) the Issuer changed its name to “XBP Europe Holdings, Inc.,” and (ii) the Issuer’s shares of Class A common stock, par value $0.0001 per share, and shares of Class B common stock, par value $0.0001 per share, became shares of the Issuer’s common stock, par value $0.0001 per share (“Common Stock”), on a one-for-one basis.

Item 1.	Security and Issuer

Item 1 of the Original Schedule 13D is amended to read as follows:

Securities acquired: common stock, $0.0001 par value (“Common Stock”)

Issuer:	XBP Europe Holdings, Inc. (the “Issuer”)
2701 East Grauwyler Road
Irving, Texas 75061

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is amended to read as follows:

(a) This statement is filed by (i) the Sponsor, (ii) Cantor, the sole member of the Sponsor, (iii) CFGM, the managing general partner of Cantor, and (iv) Howard W. Lutnick, the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Sponsor and Cantor is 110 East 59th Street, New York, New York 10022. The address of the principal business and principal office of each of CFGM and Mr. Lutnick is 499 Park Avenue, New York, New York 10022.

(c) Until the Closing, the Sponsor’s principal business had been to act as the Issuer’s sponsor. After the Closing, the Sponsor’s principal business is to hold certain securities of the Issuer. The principal business of Cantor is providing financial services, including an array of financial products and services in the equity, fixed income and foreign exchange capital markets. The principal business of CFGM is to act as the Managing General Partner of Cantor. The principal occupation of Mr. Lutnick is to serve as Chief Executive Officer of Cantor, Chairman and Chief Executive Officer of BGC Partners, Inc. (“BGC”), Chairman of Newmark Group, Inc. (“Newmark”) and Chairman and Chief Executive Officer of CFGM. In addition, Mr. Lutnick holds offices at various other affiliates of Cantor, BGC and Newmark. Mr. Lutnick is also the trustee of CFGM’s sole stockholder.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Cantor is a Delaware limited partnership. CFGM is a New York corporation. Mr. Lutnick is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended to read as follows:

The aggregate purchase price for the shares of Common Stock currently beneficially owned by the Reporting Persons was $9,617,215. The source of these funds was the working capital of Cantor.

Item 4.	Purpose of the Transaction

Item 4 of the Original Schedule 13D is amended and supplemented as follows:

Pursuant to the Sponsor Support Agreement (defined below), the Sponsor forfeited 733,400 shares of Class B Common Stock at the Closing.

Pursuant to that certain forward purchase contract, dated March 11, 2021 (the “Forward Purchase Contract”), by and between the Issuer and the Sponsor, at the Closing, the Sponsor purchased an aggregate of 1,250,000 shares of Common Stock and 250,000 Warrants for an aggregate purchase price of $10,000,000.

Pursuant to the Merger Agreement and the Sponsor Support Agreement, at the Closing, the Issuer issued 1,020,480 Loan Shares (as defined below) to the Sponsor in consideration for the repayment of certain amounts owed by the Company to the Sponsor.

Upon the Closing, the Sponsor distributed to Cantor 1,600,000 shares of Common Stock and Cantor further distributed such shares to certain of its partners that are not affiliates of the Issuer. Such shares consisted of the 1,020,480 Loan Shares and 579,520 Non-Promote Forward Purchase Shares (as defined below).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended to read as follows:

(a)-(b) Determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons are as follows.

The percentage of the shares of Common Stock beneficially owned by each Reporting Person is based on 30,166,102 shares of Common Stock issued and outstanding as of November 29, 2023 as reported by the Issuer in its final prospectus filed with the SEC on November 29, 2023.

Amount beneficially owned: See the responses to Row 11 on the cover pages.

Percent of class: See the responses to Row 13 on the cover pages.

Number of shares as to which such person has:

(i)	sole power to vote or direct the vote: See the responses to Row 7 on the cover pages;

(ii)	shared power to vote or direct the vote: See the responses to Row 8 on the cover pages;

(iii)	sole power to dispose or direct the disposition of: See the responses to Row 9 on the cover pages;

(iv)	shared power to dispose or direct the disposition of: See the responses to Row 10 on the cover pages.

The Sponsor is the record holder of the securities reported herein. The Sponsor is controlled by its sole member, Cantor. Cantor is controlled by its managing general partner, CFGM. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and therefore controls CFGM. Accordingly, each of Cantor, CFGM and Mr. Lutnick may be deemed to have beneficial ownership of securities reported herein. Each of Cantor, CFGM and Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of Common Stock during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is amended and supplemented as follows:

On March 11, 2021, the Issuer and the Sponsor entered into the Forward Purchase Contract. The transactions contemplated by the Forward Purchase Contract were consummated concurrently with the Closing, whereby 1,000,000 shares of Common Stock were purchased by the Sponsor (the “Non-Promote Forward Purchase Shares”) and 250,000 shares of Common Stock were acquired by the Sponsor for no additional consideration (the “Promote Forward Purchase Shares,” and together with the Non-Promote Forward Purchase Shares, the “Forward Purchase Shares”),

On October 9, 2022, the Issuer, the Sponsor, BTC International and XBP Europe entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant which, among other things, the Sponsor agreed to convert its right to repayment under any outstanding loans from the Sponsor due by the Issuer upon Closing to a number of newly issued shares of Class A Common Stock at a value of $10.00 per share, except as otherwise set forth in the Merger Agreement (such shares, the “Loan Shares”). A total of 1,020,480 Loan Shares were issued to the Sponsor upon Closing.

Pursuant to the Sponsor Support Agreement, the 5,494,600 Founder Shares and the 250,000 Promote Forward Purchase Shares will not be sold or transferred until the earlier of the one year anniversary of the Closing and the date on which the Issuer completes certain material transactions that result in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. This lock-up matches the lock-up that previously applied to such shares under the Insider Letter, except that it does not include a provision for early release if the closing price of a share of Common Stock exceeds $12.00 (as adjusted for stock splits, dividends, reorganizations and recapitalizations and the like) for any 20-trading days within any 30-trading day period.

Pursuant to the Insider Letter and the Sponsor Support Agreement, the Non-Promote Forward Purchase Shares and the Placement Shares were subject to a lock-up that would expire 30 days after the Closing. Such lock-up was waived with the written consent of BTC International, the Issuer and Cantor Fitzgerald & Co.

On July 13, 2023, the Sponsor and the Issuer entered into an Approval Rights Agreement (the “Approval Rights Agreement”), under which, during the period beginning on the date of the Closing (the “Closing Date”) and ending on the first anniversary of such date, without the prior written consent of the Sponsor, the Issuer shall not, and shall cause its current and future subsidiaries not to, issue any equity securities or any instruments convertible into any such securities, except for issuances by the Issuer of Common Stock in the aggregate not exceeding 10% of the total number of shares of Common Stock as of the Closing Date (the “Cap”) after giving effect to the Closing (including redemptions), provided that forward or reverse stock splits or similar transactions to maintain compliance with Nasdaq listing requirements are allowed, and the Cap will be adjusted to reflect such transactions. If, in connection with any request for consent from the Sponsor, the Issuer discloses material non-public information to the Sponsor, the Issuer will, within five business days following the response by the Sponsor, either publicly disclose the information or notify the Sponsor in writing of its good faith determination that such information no longer constitutes material non-public information.

On November 29, 2023, the Issuer, the Sponsor, and the other persons party thereto entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”), which amended and restated, in its entirety, the registration rights agreement dated March 11, 2021, by and among the Issuer, the Sponsor and the other persons party thereto. The Sponsor is entitled to certain registration rights as set forth under the Amended and Restated Registration Rights Agreement.

Upon the Closing, the Sponsor distributed to Cantor 1,600,000 shares of Common Stock and Cantor further distributed such shares to certain of its partners that are not affiliates of the Issuer. Such shares consisted of the 1,020,480 Loan Shares and 579,520 Non-Promote Forward Purchase Shares.

The description of the Forward Purchase Contract, the Approval Rights Agreement and the Amended and Restated Registration Rights Agreement are qualified in their entirety by reference to the full text of such agreements, which are filed as set forth below.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented to add the following.

Exhibit 10.6	Forward Purchase Contract, dated as of March 11, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.8 to the Issuer’s Form 8-K filed with the SEC on March 17, 2021).

Exhibit 10.7	Sponsor Support Agreement, dated as of October 9, 2022, by and among the Issuer, the Sponsor, XBP Europe and BTC International (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K, filed with the SEC on October 11, 2022).

Exhibit 10.8	Approval Rights Agreement, dated as of July 13, 2023, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.20 to the Issuer’s Form S-1 filed with the SEC on August 14, 2023).

Exhibit 10.9	Amended and Restated Registration Rights Agreement, dated as of November 29, 2023, by and among the Issuer, the Sponsor and the other persons party thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2023	CFAC HOLDINGS VIII, LLC

	By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Date: December 1, 2023	CANTOR FITZGERALD, L.P.

	By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Date: December 1, 2023	CF GROUP MANAGEMENT, INC.

	By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Date: December 1, 2023	/s/ Howard W. Lutnick
Howard W. Lutnick